Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Three Months Ended
	March 31,
	2009	2010
Fixed charges
Interest expense	$141	$149
Amortization of debt issuance costs and debt discount	10	11
Portion of rental expense representative of interest	20	20

Total fixed charges	$171	$180

Earnings
Income (loss) before income taxes	$(43)	$(85)
Fixed charges per above	171	180

Total earnings	$128	$95

Ratio of earnings to fixed charges	*	*

*	Earnings for the three months ended March 31, 2009 and 2010 were inadequate to cover fixed charges by $43 million and $85 million, respectively.